FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2009

Commission File Number 001-32399

BANRO CORPORATION
(Translation of registrant’s name into English)

1 First Canadian Place 100 King Street West, Suite 7070 Toronto, Ontario, M5X 1E3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANRO CORPORATION

Date: February 12, 2009	/s/ Donat Madilo Donat Madilo Chief Financial Officer

INCORPORATION BY REFERENCE

Exhibit 99.1 to this Form 6-K is hereby incorporated by reference as an exhibit into the registration statement on Form F-10 of Banro Corporation (File No. 333-153305).

EXHIBIT INDEX

Exhibit Number 99.1	Description Form of Consent Pursuant to Canadian Securities Laws

EXHIBIT 99.1

Consent to Electronic Delivery of Documents and Receipt

TO:	Banro Corporation (the “Company”)

1.

The undersigned has read and understands this “Consent to Electronic Delivery of Documents and Receipt” and hereby consents to the electronic delivery of (a) the Company’s short form base shelf prospectus dated September 11, 2008 (the “Shelf Prospectus”), and (b) the second prospectus supplement to the Shelf Prospectus dated February 12, 2009 (the “Prospectus Supplement”) (the Prospectus Supplement and the Shelf Prospectus shall collectively be referred to herein as the “Prospectus”). The undersigned acknowledges that the Shelf Prospectus is appended to the Prospectus Supplement.

2.	The undersigned confirms that the Prospectus was attached to an e-mail that was sent to and received by the undersigned.
3.

The undersigned understands and acknowledges that as the Prospectus was sent by e-mail and is in PDF format, access to the internet, e-mail and appropriate software, including Adobe Acrobat Reader software, is required to access the Prospectus electronically, and the undersigned confirms that the undersigned has such access and has the necessary technical ability and resources to access the Prospectus electronically.

4.	The undersigned hereby acknowledges receipt of the Prospectus.
5.

The undersigned acknowledges that the undersigned may receive from the Company a paper copy of the Prospectus at no cost by contacting the Company by telephone, regular mail or e-mail at Banro Corporation, 1 First Canadian Place, Suite 7070, 100 King Street West, Toronto, Ontario, M5X 1E3, Canada (attention: Martin Jones; telephone: (416) 366-2221; e-mail: mjones@banro.com).

6.	The undersigned understands that the undersigned is not required to consent to the electronic delivery of the Prospectus.

DATED the 13th day of February, 2009.

(Name of Subscriber)

By:
(Signature)

Name:

Title: